                                    FORM 6-K




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For March 13, 2003




                            PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                 VANCOUVER, B.C.
                                     V6C 2T6






Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F      Form 40-F  X
                             -----          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes      No  X
                               -----   ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

                                 BC FORM 53-901F
                              (PREVIOUSLY FORM 27)

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.           REPORTING ISSUER

                  Pan American Silver Corp. (the "COMPANY")
                  1500 - 625 Howe Street
                  Vancouver, BC  V6E 2T6

ITEM 2.           DATE OF MATERIAL CHANGE

                  March 10, 2003

ITEM 3.           PRESS RELEASE

                  A press release was issued by the Company on March 10, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced its financial and operational results for the fourth quarter and the year 2002.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced its financial results for the fourth quarter and the year 2002. All amounts are expressed in U.S. dollars. Revenue for the fourth quarter was $12.1 million, an 11 percent increase over that of 2001. Revenue for the year was $45.1 million, 21 per cent greater than for 2001 due to a full year's operations from the Company's Huaron mine in Peru. Full-year silver production was 7.8 million ounces, 12 percent higher than in 2001.

                  During the fourth quarter, the Company recorded an unusual charge of $12.1 million against the operations of the Quiruvilca mine, resulting in a net loss for the quarter of $13.7 million or $0.32 per share. The unusual charge follows the company's $15.1 million write-down in the third quarter of the Quiruvilca mine's carrying value and an assessment of the long-term mine reclamation cost. The net loss for the year was $33.7 million ($0.80 per share) including the total $27.2 million Quiruvilca mine write-down and reclamation charge. The fourth quarter charge consisted of a $10 million non-cash provision for future reclamation costs, a $1.8 million non-cash provision against the carrying value of the mine's supplies inventory and $0.29 million of mine development costs incurred in the fourth quarter. All future expenditures at Quiruvilca will be expensed as incurred.

                  Excluding the unusual charge, the net loss for the fourth quarter was $1.6 million or $0.04 per share (2001 - net loss of $4.4 million or $0.12 per share). The improvement stems mainly from good results at the Huaron mine, where metal production was higher and costs lower than in the fourth quarter of 2001. Consolidated production for the quarter was
                  2.0 million ounces of silver, 9,555 tonnes of zinc, 5,214 tonnes of lead and 742 tonnes of copper.

                  Mining operations contributed $1.9 million during the year, a $5.2 million improvement from 2001 when mining operations lost $3.3 million. The mining contribution in the fourth quarter was $0.4 million (2001 - lost $1.2 million). Capital spending totaled $10.9 million, primarily on the La Colorada mine expansion. Financing activities, net of $3.3 million in debt repayments during the year, generated $18.5 million. Cash at year-end was $10.2 million. At December 31, the company had spent and committed $10.1 million of the $20 million La Colorada capital budget and the balance of the expansion costs will be funded from a $10 million loan from the IFC, a member of the World Bank Group, the first tranche of which was drawn down on March 7, 2003. At year-end, long-term debt was $3.9 million (2001 - $5 million).

                  In Peru, the Company acquired a small but profitable silver stockpile operation. At the Huaron mine, silver production increased to 4.5 million ounces in 2002 from 2.9 million ounces in 2001. In December a 10 percent mine expansion began at Huaron.

                  In Mexico, the Company began construction in July of the $20 million project to expand production at the La Colorada mine. Silver production at the La Colorada mine for 2002 was 0.6 million ounces.

                  On February 20, 2003, the Company completed its merger with Corner Bay Silver Inc. ("Corner Bay").

                  In Bolivia, the San Vicente mine produced 1.1 million ounces of silver under a toll-milling agreement with a Bolivian company.

                  In Russia, the Dukat mine, 20 percent owned by the Company, was reported to have opened in December, though no silver sales have been made.

                  Please see Schedule "A" for 2002 Year End and Fourth Quarter financial highlights.

ITEM 6.           RELIANCE ON SECTION 85(2) OF THE ACT

                  This report is not being filed on a confidential basis.

ITEM 7.           OMITTED INFORMATION

                  There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.           SENIOR OFFICERS

                  For Further information, please contact:

                  Name:             Robert Pirooz
                  Office:           Vice President, Legal Affairs
                  Telephone:        (604) 684-1175

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.




                  DATED at Vancouver, British Columbia, this 13 day of March, 2003.




                    (signed) Robert Pirooz
                    ------------------------------------------------------------
                    Signature of a senior officer of the reporting issuer

                    Robert Pirooz, Vice President, Legal Affairs
                    ------------------------------------------------------------

                                                             [PAN AMERICAN LOGO]


Pan American will host a conference call on Tuesday March 11th at 9:00 a.m. Pacific time (12 p.m. Eastern time) to discuss financial and operational results, give project updates, and answer questions. To listen to the call live, dial 1-416-695-5806. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1379677. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at http://www.q1234.com.


10 March 2003

      PAN AMERICAN SILVER CORP. REPORTS YEAR-END AND FOURTH QUARTER RESULTS

Vancouver, British Columbia - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported its financial results for the fourth quarter and the year 2002. All amounts are expressed in U.S. dollars. Revenue for the fourth quarter was $12.1 million, an 11 percent increase over that of 2001. Revenue for the year was $45.1 million, 21 per cent greater than for 2001 due to a full year's operations from the company's Huaron mine in Peru. Full-year silver production was 7.8 million ounces, 12 percent higher than in 2001.

During the fourth quarter, Pan American recorded an unusual charge of $12.1 million against the operations of the Quiruvilca mine, resulting in a net loss for the quarter of $13.7 million or $0.32 per share. The unusual charge follows the company's $15.1 million write-down in the third quarter of the Quiruvilca mine's carrying value and an assessment of the long-term mine reclamation cost. The net loss for the year was $33.7 million ($0.80 per share) including the total $27.2 million Quiruvilca mine write-down and reclamation charge. The fourth quarter charge consisted of a $10 million non-cash provision for future reclamation costs, a $1.8 million non-cash provision against the carrying value of the mine's supplies inventory and $0.29 million of mine development costs incurred in the fourth quarter. All future expenditures at Quiruvilca will be expensed as incurred. Operations at Quiruvilca have been severely affected by record low metal prices since late 2000, particularly zinc. The mine continues to operate, and in fact has operated better than expected to date in 2003.

Excluding the unusual charge, the net loss for the fourth quarter was $1.6 million or $0.04 per share (2001 - net loss of $4.4 million or $0.12 per share). The improvement stems mainly from good results at the Huaron mine, where metal production was higher and costs lower than in the fourth quarter of 2001. Consolidated production for the quarter was 2.0 million ounces of silver, 9,555 tonnes of zinc, 5,214 tonnes of lead and 742 tonnes of copper.

Mining operations contributed $1.9 million during the year, a $5.2 million improvement from 2001 when mining operations lost $3.3 million. The mining contribution in the fourth quarter was $0.4 million (2001 - lost $1.2 million). Capital spending totaled $10.9 million, primarily on the La Colorada mine expansion. Financing activities, net of $3.3 million in debt repayments during the year, generated $18.5 million. Cash at year-end was $10.2 million. At December 31, the company had spent and committed $10.1 million of the $20 million La Colorada capital budget and the balance of the expansion costs will be funded from a $10 million loan from the IFC, a member of the World Bank group, the first tranche of which was drawn down on March 7, 2003. This project is proceeding on schedule and within budget and should be completed by July. At year-end, long-term debt was $3.9 million (2001 - $5 million).

Pan American's CEO Ross Beaty, said, "Pan American had another tough financial year in 2002 due to continued very low metal prices, but I am optimistic that we will have much better results in 2003 as we grow into a larger and stronger company. We have taken the difficult decision to reflect in our 2002 results our worst-case financial exposure regarding the Quiruvilca mine even though we expect metal prices and therefore Quiruvilca's results to improve in the future. We began construction of La Colorada and this

              1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 .
                       TEL 604.684.1175 FAX 604.684.0147
                            WWW.PANAMERICANSILVER.COM
should be our most profitable mine when it opens to full-scale production in July. Huaron had an excellent performance in 2002 and we added a new source of cash flow from the Peru silver stockpiles operation late in the year. We added major growth projects at Manantial Espejo in Argentina, and early in 2003, at Alamo Dorado in Mexico following our acquisition of Corner Bay Silver. So I am very excited about our growth ahead, and with it our ability to improve our financial results this year."

In Peru, the company increased its silver operations to three, with the November addition of a small but very profitable silver stockpile operation that is expected to produce about 0.5 million ounces annually at a cash cost of less than $2 per ounce for the next ten years. At the Huaron mine, silver production increased to 4.5 million ounces in 2002 from 2.9 million ounces in 2001. In December a 10 percent mine expansion began at Huaron due to excellent exploration results in the year, and planned production in 2003 is 4.9 million ounces of silver. At the Quiruvilca mine, production in 2003 is planned at 2.7 million ounces of silver. Half of Quiruvilca's planned zinc production for 2003 has been hedged at higher-than-current prices and operations so far this year are much improved from the previous quarter.

In Mexico, Pan American began construction in July of the $20 million project that will expand production at the La Colorada mine to 3.8 million ounces annually by mid-2003. Silver production for 2002 was 0.6 million ounces and planned production for 2003 is 2.3 million ounces. In June, the company agreed to acquire Corner Bay Silver in a merger that closed on February 20, 2003. Corner Bay's main asset was the 77 million ounce Alamo Dorado silver project and Pan American plans to complete a revised feasibility study on the deposit by mid-2003, and then proceed with production financing and construction as soon as possible on this promising project.

Elsewhere, Pan American has interests in four other growth projects that were all advanced during 2002. In Bolivia, the San Vicente mine produced 1.1 million ounces of silver under a toll-milling agreement with a Bolivian company, and Pan American anticipates advancing the property in 2003 towards a feasibility study. In Argentina, the 50 percent owned Manantial Espejo property generated very good exploration drilling results during the year, and plans for 2003 are to undertake an underground tunneling and drilling program on the property leading to a feasibility study in 2004. In Peru, the Tres Cruces gold project near Quiruvilca was reactivated during the year as a result of the large nearby Alto Chicama gold discovery by Barrick Gold, and higher gold prices. In 2003, Barrick will be exploring Tres Cruces and the company's Los Angeles gold property, also adjacent to Quiruvilca. Finally, in Russia, the 20 percent owned Dukat mine was reported to have opened in December, though no silver sales were made and it is uncertain as to when they will commence.

Mr. Beaty concluded, "Pan American now has four silver operations and several outstanding growth projects. In 2003 the company's silver production is expected to grow to 10.3 million ounces. While the silver price only rose modestly in 2002 relative to gold, it outperformed most base metal prices - an affirmation of silver's dual role as a precious and industrial metal. The outlook is good for higher metal prices in 2003 and, with our rising production base, this will immediately translate to improved financial results for our shareholders. We are solidly on track to become the world's purest large silver producer in the near future and the pre-eminent silver mining investment equity."

                                     - End -

Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations 604-684-1175

CAUTIONARY NOTE
SOME OF THE STATEMENTS IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS AND AS SUCH ARE BASED ON AN ASSUMED SET OF ECONOMIC CONDITIONS AND COURSES OF ACTION. THESE INCLUDE ESTIMATES OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, EXPECTED TRENDS IN MINERAL PRICES AND STATEMENTS THAT DESCRIBE PAN AMERICAN'S FUTURE PLANS, OBJECTIVES OR GOALS. THERE IS A SIGNIFICANT RISK THAT ACTUAL RESULTS WILL VARY, PERHAPS MATERIALLY, FROM RESULTS PROJECTED DEPENDING ON SUCH FACTORS AS CHANGES IN GENERAL ECONOMIC CONDITIONS AND FINANCIAL MARKETS, CHANGES IN PRICES FOR SILVER AND OTHER METALS, TECHNOLOGICAL AND OPERATIONAL HAZARDS IN PAN AMERICAN'S MINING AND MINE DEVELOPMENT ACTIVITIES, UNCERTAINTIES INHERENT IN THE CALCULATION OF MINERAL RESERVES, MINERAL RESOURCES AND METAL RECOVERIES, THE TIMING AND AVAILABILITY OF FINANCING, GOVERNMENTAL AND OTHER APPROVALS, POLITICAL UNREST OR INSTABILITY IN COUNTRIES WHERE PAN AMERICAN IS ACTIVE, LABOR RELATIONS AND OTHER RISK FACTORS LISTED FROM TIME TO TIME IN PAN AMERICAN'S FORM 40-F.

                   2002 YEAR END AND FOURTH QUARTER HIGHLIGHTS


                                                                 THREE MONTHS ENDED                        YEARS ENDED
                                                                     DECEMBER 31,                          DECEMBER 31,
                                                               ----------------------               -----------------------
                                                                2002            2001                  2002            2001
                                                               ------          ------               -------          ------

FINANCIAL HIGHLIGHTS (IN THOUSANDS OF US DOLLARS,
   EXCEPT PER SHARE AMOUNTS)

Net income (loss)                                           $  (13,721)     $   (4,388)           $  (33,658)     $   (8,077)
Earnings (loss) per share                                        (0.32)          (0.12)                (0.80)          (0.22)
Net income (loss) before unusual items                          (1,632)         (4,388)               (6,440)        (11,577)
Earnings (loss) per share before unusual items                   (0.04)          (0.12)                (0.15)          (0.32)
Contribution from mining operations                                379          (1,230)                1,932          (3,295)
Capital spending                                                 5,005             847                10,938           6,532
Exploration expense                                                629             454                 1,206             892
Cash                                                            10,185           3,331                10,185           3,331
Working capital                                             $    2,399      $      (73)           $    2,399      $      (73)

ORE MILLED, METALS RECOVERED TO CONCENTRATE,
   AND COST PER OUNCE PRODUCED

HUARON MINE
Tonnes Milled                                                  156,305         137,139               606,300         367,274
Silver - ounces                                              1,134,902       1,088,183             4,527,971       2,897,946
Zinc - tonnes                                                    5,456           4,239                20,896           9,574
Lead - tones                                                     3,731           2,718                14,006           8,445
Copper - tonnes                                                    406             447                 1,740             959
Total cash cost per ounce                                   $     3.70      $     3.93            $     3.66      $     4.01
Total production cost per ounce                             $     4.22      $     4.31            $     4.13      $     4.38

QUIRUVILCA MINE
Tonnes Milled                                                  119,098         136,593               508,352         568,451
Silver - ounces                                                576,163         771,971             2,509,689       3,259,372
Zinc - tonnes                                                    3,998           5,018                17,852          21,009
Lead - tonnes                                                    1,398           1,915                 6,468           8,358
Copper - tonnes                                                    336             326                 1,107           1,204
Total cash cost per ounce                                   $     5.51      $     4.82            $     5.15      $     4.71
Total production cost per ounce                             $     6.24      $     5.85            $     6.52      $     5.66

LA COLORADA MINE
Tonnes Milled                                                   13,528          13,819                50,662          47,317
Silver - ounces                                                197,263         227,481               626,035         782,853
Zinc - tonnes                                                      101             140                   333             311
Lead - tonnes                                                       85             129                   316             384
Total cash cost per ounce                                            -      $     5.02                     -      $     4.14
Total production cost per ounce                                      -      $     5.78                     -      $     4.83

PYRITE STOCKPILE SALES
Tonnes Sold                                                      9,018               -                 9,018               -
Silver - ounces                                                101,459               -               101,459               -
Total cash cost per ounce                                   $     1.50               -            $     1.50               -
Total production cost per ounce                             $     2.13               -            $     2.13               -

CONSOLIDATED PRODUCTION
Tonnes milled                                                  297,949         287,551             1,174,332         983,042
Silver - ounces                                              2,009,787       2,087,635             7,765,154       6,940,171
Zinc - tonnes                                                    9,555           9,397                39,081          30,894
Lead - tonnes                                                    5,214           4,762                20,790          17,187
Copper - tonnes                                                    742             773                 2,847           2,163

REALIZED METALS PRICES
Silver - per ounce (note)                                   $     4.20      $     3.99            $     4.26      $     4.01
Zinc - per pound                                            $     0.35      $     0.36            $     0.35      $     0.40
Lead - per pound                                            $     0.20      $     0.22            $     0.21      $     0.21
Copper - per pound (note)                                   $     0.62      $     0.57            $     0.62      $     0.62
 Note - Pan American pays a refining charge for silver
                      and copper

CONSOLIDATED COST PER OUNCE OF SILVER NET
   OF BY-PRODUCT CREDITS)
Total cash cost per ounce                                   $     4.15      $     4.38            $     4.16      $     4.36
Total production cost per ounce                             $     4.74      $     5.04            $     4.94      $     5.04


                            PAN AMERICAN SILVER CORP.
                           Consolidated Balance Sheets
                   (Unaudited - in thousands of U.S. dollars)


                                                           DECEMBER 31   DECEMBER 31
                                                               2002          2001
                                                           -----------   -----------
ASSETS
Current
   Cash and cash equivalents                                $  10,185    $   3,331
   Short-term investments                                          13          513
   Accounts receivable                                          4,598        6,037
   Inventories                                                  4,637        4,655
   Prepaid expenses                                             3,197        6,534
                                                            ---------    ---------
Total Current Assets                                           22,630       21,070
Mineral property, plant and equipment, net                     59,447       66,659
Investment and other properties                                 4,193        1,785
Direct smelting ore                                             4,303           --
Other                                                           4,393        2,003
                                                            ---------    ---------
Total Assets                                                $  94,966    $  91,517
                                                            =========    =========
LIABILITIES
Current

   Operating line of credit                                 $     125    $   1,390
   Accounts payable and accrued liabilities                    15,227       12,283
   Advances for metal shipments                                 2,158        4,071
   Current portion of bank loans and capital leases             1,638        2,209
   Current portion of severance indemnity and commitments         953          547
   Current portion of deferred revenue                            130          643
                                                            ---------    ---------
Total Current Liabilities                                      20,231       21,143
Deferred revenue                                                  923        1,850
Bank loans and capital leases                                   3,942        5,010
Provision for reclamation                                      12,971        2,112
Severance indemnity and commitments                             1,407        2,525
                                                            ---------    ---------
Total Liabilities                                              39,474       32,640
                                                            ---------    ---------

SHAREHOLDERS' EQUITY
Share capital
   Authorized:
    100,000,000 common shares of no par value
   Issued:
    December 31, 2001 - 37,628,234 common shares
    December 31, 2002 - 43,883,454 common shares              161,024      130,723
   Additional paid in capital                                   1,092        1,120
   Deficit                                                   (106,624)     (72,966)
                                                            ---------    ---------
Total Shareholders' Equity                                     55,492       58,877
                                                            ---------    ---------
Total Liabilities and Shareholders' Equity                  $  94,966    $  91,517
                                                            =========    =========

                            PAN AMERICAN SILVER CORP.
                Consolidated Statements of Operations and Deficit
                   (Unaudited - in thousands of U.S. dollars,
                    except for shares and per share amounts)

                                               TWELVE MONTHS ENDED            THREE MONTHS ENDED
                                                   DECEMBER 31                   DECEMBER 31
                                          ----------------------------    ----------------------------
                                              2002            2001            2002            2001
                                          ------------    ------------    ------------    ------------

REVENUE                                   $     45,093    $     37,296    $     12,084    $     10,913
EXPENSES
   Operating                                    43,161          40,591          11,705          12,143
   General and administration                    1,698           2,138             462             671
   Depreciation and amortization                 4,872           4,312             692           1,292
   Reclamation                                     860             620             215             290
   Exploration                                   1,206             892             629             454
   Interest expense                                988             783             223             304
   Write down of mineral properties and
     reclamation                                27,218              --          12,089              --
   Gain on sale of land                             --          (3,500)             --              --
                                          ------------    ------------    ------------    ------------
                                                80,003          45,836          26,015          15,154
                                          ------------    ------------    ------------    ------------

Loss from operations                           (34,910)         (8,540)        (13,931)         (4,241)
Other income (expenses)                          1,252             463             210            (147)
                                          ------------    ------------    ------------    ------------
Net income (loss) for the period               (33,658)         (8,077)        (13,721)         (4,388)
Deficit, beginning of period                   (72,966)        (64,889)        (92,903)        (68,578)
                                          ------------    ------------    ------------    ------------
Deficit, end of period                    $   (106,624)   $    (72,966)   $   (106,624)   $    (72,966)
                                          ============    ============    ============    ============

Loss per share                            $      (0.80)   $      (0.22)   $      (0.32)   $      (0.12)
Weighted average shares outstanding         41,849,413      36,162,815      43,308,203      37,558,646


                            PAN AMERICAN SILVER CORP.
              Consolidated Statements of Cash Flows - Direct Method
                   (Unaudited - in thousands of U.S. dollars)

                                                           TWELVE MONTHS ENDED     THREE MONTHS ENDED
                                                               DECEMBER 31             DECEMBER 31
                                                          --------------------    --------------------
                                                            2002        2001        2002        2001
                                                          --------    --------    --------    --------

OPERATING ACTIVITIES
   Sales proceeds                                         $ 44,015    $ 38,176    $ 10,629    $  9,955
   Hedging activities                                          960          40         237          18
   Interest paid                                              (988)       (783)       (223)       (304)
   Other income and expenses                                   926          96         157        (172)
   Products and services purchased                         (42,533)    (36,759)    (11,148)     (9,594)
   Exploration                                              (1,102)       (892)       (545)       (469)
   General and administration                               (2,020)     (1,964)       (934)       (466)
                                                          --------    --------    --------    --------
                                                              (742)     (2,086)     (1,827)     (1,032)
                                                          --------    --------    --------    --------

FINANCING ACTIVITIES
   Shares issued for cash                                   22,821       9,789         113         237
   Share issue costs                                          (962)       (340)         (6)        (29)
   Proceeds from (repayment of) line of credit              (1,265)         --        (595)         --
   Proceeds from (repayment of) bank loans                  (2,060)     (5,044)       (459)        136
                                                          --------    --------    --------    --------
                                                            18,534       4,405        (947)        344
                                                          --------    --------    --------    --------

INVESTING ACTIVITIES
   Mineral property, plant and equipment expenditures       (9,780)     (6,683)     (4,609)       (885)
   Investment and other property expenditures               (1,158)        (24)       (396)         (2)
   Proceeds from sale of short-term investments                 --         256          --          --
   Other                                                        --         (81)         --          40
                                                          --------    --------    --------    --------
                                                           (10,938)     (6,532)     (5,005)       (847)
                                                          --------    --------    --------    --------

Increase (decrease) in cash and cash equivalents during
the period                                                   6,854      (4,213)     (7,779)     (1,535)
Cash and cash equivalents, beginning of period               3,331       7,544      17,964       4,866
                                                          --------    --------    --------    --------
Cash and cash equivalents, end of period                  $ 10,185    $  3,331    $ 10,185    $  3,331
                                                          ========    ========    ========    ========

SUPPLEMENTAL DISCLOSURE ON NON-CASH TRANSACTIONS
   Exchange of land for equity in a subsidiary            $     --    $  2,800    $     --    $     --
   Marketable securities acquired in land exchange              --         500          --          --
   Lease of mining equipment                                   434          --          --          --
   Warrants granted pursuant to equity financing                --          27          --          --
   Shares issued to purchase a royalty                       3,000          --          --          --
   Shares issued to purchase a mineral property              1,250          --          --          --
   Exchange of marketable securities for ore stockpiles        500          --         500          --
   Shares issued to purchase ore stockpiles                  4,000          --       4,000          --
   Shares issued for compensation                              253          --          --          --
                                                          --------    --------    --------    --------
                                                          $  9,437    $  3,327    $  4,500    $     --
                                                          ========    ========    ========    ========


                            PAN AMERICAN SILVER CORP.
             Consolidated Statements of Cash Flows - Indirect Method
                   (Unaudited - in thousands of U.S. dollars)


                                                            TWELVE MONTHS ENDED    THREE MONTHS ENDED
                                                                 DECEMBER 31            DECEMBER 31
                                                           --------------------    --------------------
                                                             2002        2001        2002        2001
                                                           --------    --------    --------    --------

OPERATING ACTIVITIES
Net income (loss) for the period                           $(33,658)   $ (8,077)   $(13,721)   $ (4,388)
Items not involving cash
   Depreciation and amortization                              4,872       4,312         692       1,292
   Gain on sale of assets                                        --      (3,523)         --          --
   Reclamation provision                                        860         620         215         290
   Write-down of mineral property                            27,218          --      12,089          --
   Operating cost provisions                                   (658)        529        (789)        820
                                                           --------    --------    --------    --------
                                                             (1,366)     (6,139)     (1,514)     (1,986)
Changes in non-cash operating working capital items             624       4,053        (313)        954
                                                           --------    --------    --------    --------
Cash used by operations                                        (742)     (2,086)     (1,827)     (1,032)
                                                           --------    --------    --------    --------

FINANCING ACTIVITIES
   Shares issued for cash                                    22,759       9,789         113         237
   Share issue costs                                           (962)       (340)         (6)        (29)
   Changes in non-cash working capital items                     62          --          --          --
   Proceeds from (repayment of) line of credit               (1,265)         --        (595)         --
   Proceeds from (repayment of) bank loans                   (2,060)     (5,044)       (459)        136
                                                           --------    --------    --------    --------
                                                             18,534       4,405        (947)        344
                                                           --------    --------    --------    --------

INVESTING ACTIVITIES
   Mineral property, plant and equipment expenditures        (9,612)     (6,270)     (4,843)       (525)
   Investment and other property expenditures                (1,158)        (24)       (396)         (8)
   Changes in non-cash working capital items                   (168)       (413)        234        (354)
   Proceeds from sale of short-term investments                  --         256          --          --
   Other                                                         --         (81)         --          40
                                                           --------    --------    --------    --------
                                                            (10,938)     (6,532)     (5,005)       (847)
                                                           --------    --------    --------    --------
Increase (decrease) in cash and cash equivalents for the
  period                                                      6,854      (4,213)     (7,779)     (1,535)
Cash and cash equivalents, beginning of period                3,331       7,544      17,964       4,866
                                                           --------    --------    --------    --------
Cash and cash equivalents, end of period                   $ 10,185    $  3,331    $ 10,185    $  3,331
                                                           ========    ========    ========    ========

SUPPLEMENTAL DISCLOSURE ON NON-CASH TRANSACTIONS
   Exchange of land equity in a subsidiary                 $     --    $  2,800    $     --    $     --
   Marketable securities acquired in land exchange               --         500          --          --
   Lease of mining equipment                                    434          --          --          --
   Warrants granted pursuant to equity financing                 --          27          --          --
   Shares issued to purchase a royalty                        3,000          --          --          --
   Shares issued to purchase a mineral property               1,250          --          --          --
   Exchange of marketable securities for ore stockpiles         500          --         500          --
   Shares issued to purchase ore stockpiles                   4,000          --       4,000          --
   Shares issued for compensation                               253          --          --          --
                                                           --------    --------    --------    --------
                                                           $  9,437    $  3,327    $  4,500    $     --
                                                           ========    ========    ========    ========


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              PAN AMERICAN SILVER CORP.




Date: March 13, 2003                     By:  (Signed) ROBERT PIROOZ
                                              ----------------------------------
                                              Robert Pirooz,
                                              Vice President, Legal Affairs